Exhibit 4.11

DISTRIBUTION AGREEMENT

This distribution agreement (the “Agreement”) Is entered into on the 2026-09-03 between:

A)	Calmino Group AB, reg.no 556638-9820 (SE), Medicinaregatan 8A, 413 46 Gothenburg, Sweden, (the “Supplier”), and

B)	Immuron Limited, ABN 80 063 114 045, Unit 10, 25-37 Chapman Street, Blackburn North, VIC 3130, Australia (the “Distributor”).

The Supplier and the Distributor are hereinafter also referred to jointly as the “Parties” and individually as a “Party”.

1	WHEREAS

a)	The Supplier conducts business as a supplier of products specified In Appendix 1.1 (the “Products”).

b)	The Distributor wishes to market, sell and distribute the Products within the territory specified in Appendix 1.2 (the “Territory”).

c)	Due to the above, the Parties have chosen to regulate their cooperation and the provision of the Products through this Agreement and hereto attached Appendixes.

2	GRANT

a)	The Supplier hereby grants the Distributor an exclusive license to market, sell and distribute the Products within the Territory, during the term of this Agreement. The Supplier warrants and represents that it is the sole owner of the Products and have the right to grant the license above.

b)	The Distributor shall purchase the Products from the Supplier as an independent contractor and shall sell the Products under the product names listed in Appendix 1.1, in the Distributor’s own name, on its own behalf and at its own risk. Nothing in this Agreement shall constitute or be deemed to constitute a partnership, an employment relationship or an agency. The Distributor has no authority to act on behalf of the Supplier Party in any matter whatsoever, or to bind the Supplier in any other way, without the prior written consent of the Supplier.

3	MARKETING

a)	The Distributor shall market the Products in the Territory and use reasonable endeavors, to achieve maximum sales of the Products. All marketing and promotion of the Products within the Territory shall be done at the Distributor’s own expense.

b)	Once a year, the Distributor shall present to the Supplier a marketing activity plan specifying the planned marketing activities in the Territory for the following 12 months from the end of each preceding period.

c)	The Supplier shall assist in the promotion and marketing of the Products within the Territory by providing the Distributor with relevant know-how, data, key promotional messages, logos, artwork and templates and publicly available studies. The Supplier shall also provide one day of training for the Distributor’s staff at no cost for the Distributor.

d)	All marketing shall be made in compliance with the regulatory requirements of the Territory.

4	PURCHASE ORDERS AND MINIMUM VOLUMES

a)	The Distributor shall submit electronic purchase orders to the Supplier, setting out the quantity, the applicable prices, delivery place and the delivery week for the Products ordered (“Purchase Orders”). A Purchase Order shall be submitted at least weeks prior to the delivery date.

b)	The Supplier shall, within seven working days after the receipt of a Purchase Order, send an electronic confirmation of the Purchase Order to the Distributor with the confirmed Product type, estimated quantity, price, place of delivery and Delivery Week for the Products ordered (each an “Order Confirmation”). An order shall not be considered binding until the Supplier has sent the Order Confirmation. Any and all Order Confirmations shall be subject to the terms of this Agreement. Not-with-standing the foregoing, Supplier shall use reasonable endeavors to accept all Purchase Orders of quantities not in excess of twenty-five (25) percent of the Distributor’s sales forecast.

c)	The Distributor shall, by no later than on the 31 October of each year, provide the Supplier with a non-binding sales forecast containing the Distributor’s estimated sales volumes for the next calendar year. The Distributor shall also submit a non-binding forecast of sales for the next calendar quarter to the Supplier no later than one month before the start of each calendar quarter. Notwithstanding the above, the Distributor shall use reasonable endeavors to order the forecast volumes and to order at least the minimum volume of Products stipulated in Appendix 4.3 to this Agreement.

d)	Subject to other provisions of this Agreement the Supplier may terminate the Agreement if the Distributor does not reach at least of the minimum total order volumes set out in Appendix 4.3 in two (2) consecutive years, provided that failure to such achievement is not a result of the Supplier’s non-performance of its obligations and duties under this Agreement.

e)	If the Supplier wishes to terminate the Agreement on the basis above, six months’ written notice shall be given to the Distributor.

5	DELIVERY

a)	The Products shall be delivered Ex Works (Incoterms 2020) at the manufacturers warehouse at C. Hedenkamp GmbH& Co. KG, Schierbusch 1, 33161 Hövelhof, Deutschland, or at any other warehouse specified by the Supplier (“Delivery” and “Warehouse” respectively)

b)	Delivery shall be made within the time specified on the relevant Order Confirmation, which shall be no later than twenty (20) weeks after the receipt of the relevant Purchase Order.

c)	The risk for the Product is transferred to the Distributor when Delivery of the Product has taken place, the ownership of the Products does however not pass to the Distributor until payment has been made in accordance with section 9 below.

d)	The Supplier shall deliver the Products in merchantable form, labelled and packed with a leaflet in the local language (in accordance with section 6 below). Furthermore, the Supplier is responsible for ensuring that the Products are packaged in a manner suitable for transportation, which adequately protects the Products from being damaged during transport and in accordance with what can be considered a reasonable standard for packaging of the type of Products in question.

e)	The Distributor is responsible for hiring and coordinating the transport of the Products from the Warehouse to the Distributor and is responsible for all costs associated therewith.

f)	Each Party shall ensure that its agents, carriers, storage contractors and all other persons involved in the transport of Products are professional and comply with the other Party’s instructions.

g)	In the event of a late delivery solely caused by the Supplier, the Distributor may claim reimbursement for documented fees paid to its customers as a direct result of the delay. Approved claims will be issued as a credit note to be deducted from the Distributor’s next Purchase Order, up to a maximum value of five percent (5%) of the delayed order.

6	PRODUCT REGISTRATION, CERTIFICATION, PACKAGING ETC.

The parties agree that all matters related to quality control and regulatory compliance of the products shall be governed by a separate Quality Agreement between the Distributor and the Manufacturer. The Supplier agrees to provide necessary support and assistance to both the Distributor and the Manufacturer in executing and maintaining compliance with the terms of the Quality Agreement. This support includes, but is not limited to, facilitating communication, providing relevant documentation, and ensuring that any issues related to quality or regulatory compliance are promptly addressed. The Supplier’s role is to assist in the coordination of these activities to ensure seamless adherence to the regulatory and quality standards set forth by the Manufacturer and enforced by the Distributor.

a)	The Supplier shall provide the Distributor with the Products’ specifications, as well as any storage and distribution handling requirements, e.g., regarding temperature and humidity conditions, to support the Distributor’s regulatory and quality management responsibilities as agreed in the separate Quality and Regulatory Agreement between Distributor and Manufacturer.

b)	The Supplier shall ensure that the Manufacturer registers its facility with the U.S. Food and Drug Administration as a food facility (Food Facility Registration).

c)	The Distributor shall maintain the registration/listing of the Products as of the date of the Agreement, with the Supplier providing necessary support to facilitate this process.

d)	The Distributor shall provide all Product documentation used to approve the marketing and sale of the Products in the Territory. Any and all registration or regulatory fees for the marketing and sale of the Products in the Territory shall be borne by the Distributor.

e)	The Distributor shall bear responsibility to ensure that the labelling of the Products is in compliance with the regulatory requirements of the Territory.

f)	The Supplier shall use its best efforts to provide all information required within the timeframes required by the relevant authority for the registration/listing of the Products, supporting the Distributor and Manufacturer in meeting regulatory obligations.

g)	Each Party shall comply with all regulatory and legal requirements for pharmacovigilance, including the maintenance of core safety information and the exchange of safety data relating to the Products within and outside the Territory within appropriate timeframes and in an appropriate format to enable each Party to meet both its expedited and periodic regulatory reporting requirements. Upon request by either Party from time to time, the Parties shall reasonably negotiate a Pharmacovigilance Agreement to comply with any such applicable law, including such regulatory and legal requirements. The Supplier shall support the Distributor and Manufacturer in these pharmacovigilance responsibilities.

7	QUALITY AND DEFECTS

a)	The Supplier shall deliver all Products to the Distributor free from defects in quality, material, and workmanship, ensuring that all Products, at the time of Delivery and during the Products’ shelf-life, which shall not be less than 36 months from the manufacturing date, will be of merchantable quality and comply with any Product specifications in the registration/listing of the Products and GS1 and wholesaler requirements communicated to Supplier. Non-conformity with the description in the relevant Purchase Order as well as such Product specifications In the registration/listing or any other requirement specified in the Quality and Regulatory Agreement between the Manufacturer and Distributor shall constitute a “Defect.” The Supplier is not otherwise responsible for the characteristics of the Product. A quantity discrepancy of a Delivery of no more than 5% shall not constitute a Defect and shall be accepted by both Parties. Furthermore, the Supplier is not responsible for any defects or damages in Products caused by the Distributor, the Distributor’s customers, the Distributor’s carriers, or any other third party employed by the Distributor for handling the Products. This includes but is not limited to inadequate maintenance, improper handling, improper storage, transport damage, wear, or damage due to the use of the Product.

b)	The Distributor shall immediately inform the Supplier upon the discovery of defective Products and collaborate with the Supplier to define the cause of the defect and discuss appropriate ways to rectify it. Should the Products be deemed Defective, the Distributor is entitled to have the Product replaced by the Supplier at no additional cost to the Distributor. The Supplier shall pay the freight costs for any replacement Products and reimburse the Distributor for all other costs related to the replacement of the Defective Products. If requested by the Distributor, the Supplier shall instead of replacing the Defective Products repay to the Distributor the full purchase price paid, as well as reimburse the Distributor for the freight costs, for the Defective Products.

c)	The Supplier is only responsible for Defects that were existing at the time of Delivery. The warranty period for each Product is specified in the relevant Order Confirmation and is valid from the time of Delivery. The Supplier’s responsibilities align with supporting the quality control measures stipulated In the separate Quality and Regulatory Agreement between the Manufacturer and Distributor.

8	COMPLAINTS AND RETURNS

a)	The Supplier does not handle any complaints from customers or consumers in the Territory. All customer and consumer claims shall be made directly to the Distributor, who may In turn submit a complaint regarding any Defects, that comply with section 7 above, to the Supplier. The Distributor shall therefore, at its own expense, maintain an adequate service organization knowledgeable about the Products, ensuring efficient handling of customer and consumer complaints in line with the Quality and Regulatory Agreement between the Manufacturer and Distributor.

b)	All complaints regarding the Products shall be registered with the Distributor and forwarded to the Supplier Immediately without undue delay. The Supplier shall promptly investigate and report back to the Distributor within ten (10) working days regarding the root cause, whether it affected previous Product batches, or will affect future Product batches, and rectify the problem in a timely manner. The Supplier’s role is to support the Distributor and Manufacturer in maintaining product quality and addressing any issues as stipulated In their separate Quality and Regulatory Agreement.

9	PRICES AND PAYMENT

a)	Product prices and descriptions are set out In Appendix 1.1. The Supplier may annually adjust the price of the Products for any increase or decrease In the cost of manufacture of the Products. Any increase In price will come into force no earlier than ninety (90) days after the Distributor has been notified thereof in writing. Notwithstanding the foregoing, there shall be no price increases during the first twenty-four (24) months of this Agreement.

b)	The Supplier shall invoice of the price for each Purchase Order as soon as the Purchase Order has been confirmed. Payment must be made at the time of the order. The remaining shall be invoiced once the products have been delivered subject to thirty (30) days payment terms.

c)	In case of a late payment, The Supplier is entitled to an annual interest rate penalty of 10%.

d)	In cases of a materially delayed payment (in which case thirty (30) days in any event shall be deemed to be material) or in case of repeated late payments, the Supplier shall have the right to cancel all Deliveries of Products immediately and cease to otherwise fulfill The Supplier’s obligations under the Agreement until payment has been made. Should payment be delayed by more than one month, the Supplier may use its retention right and reclaim all delivered but unpaid Products.

10	PRODUCT RECALL

a)	A Party shall give written notice to the other Party If a governmental entity issues a recall or takes similar action in connection with the Products, or if there is a need for a Product recall. The Distributor as Sponsor for the registration/listing of the Products shall have the right to decide on the arrangement of a Product recall.

b)	The Parties shall cooperate In the exchange of information required to effectively conduct a recall or recall investigation. Information required and the time to exchange and respond is governed by the regulations of the authority relevant to the registration/listing of the Products.

c)	Further to the above, the Distributor shall co-operate in the event of a Product recall with respect to the reshipment, storage or disposal of Products affected by the recall, as well as to the documentation and communication with re-distributors. In case of a Product recall due to circumstances over which the Supplier or Supplier’s subcontractor is responsible, the Distributor shall be entitled replacement Products or reimbursement in accordance with the stipulations in section 7(b) above (mutatis mutandis). The Supplier shall reimburse the Distributor for all costs and expenses Incurred in relation to the recall of the Defect Products In circumstances over which the Supplier or Supplier’s subcontractor is responsible. Costs and expenses shall Include, but are not limited to, all cost of removal of the Products from customers, all customers’ recall cost recovery fees, all costs of shipment and transportation of the Products, personnel and labor costs associated with removing the Products from the customers and managing such recall as well as all professional costs and claims incurred by the Distributor in addressing such recall.

11	INFORMATION AND YEARLY AUDITS

a)	The Distributor shall cause any subcontractors that the Distributor may appoint to act in every respect in conformity with the provisions of this Agreement and shall be held liable for such subcontractors’ actions as if it were the Distributor’s own. The Supplier has no responsibility as to subcontractors appointed by the Distributor.

b)	The Distributor shall on a quarterly basis provide the Supplier with sales data, containing the following information: particulars about the sales figures; and opinions from Distributors and others in respect of i.e. price, quality e.g. reported quality issues, side effects etc. and design of the Product.

c)	The Distributor shall continuously keep the Supplier informed about any major changes, occurred or foreseen, in regard to the Distributor’s ownership and management.

d)	Upon the written request of the Supplier, and no more than once per year, the Distributor, and any subcontractors shall subject itself to an audit by a third Party chosen by the Supplier.

e)	The Supplier shall cause any subcontractors that the Supplier may appoint to act in every respect in conformity with the provisions of this Agreement and shall be held liable for such subcontractors’ actions as if it were the Supplier’s own. The Distributor has no responsibility as to subcontractors appointed by the Supplier.

f)	The Supplier shall continuously keep the Distributor informed about any major changes, occurred or foreseen, in regard to the Supplier’s ownership and management.

g)	Upon the written request of the Distributor, and no more than once per year unless required by the relevant authority for the registration/listing of the Products, the Supplier, and any subcontractors shall subject itself to an audit by a third Party chosen by the Distributor.

12	NON-COMPETITION

a)	During the term of this Agreement, the Distributor shall not, directly or through a third party, develop, manufacture, market, promote, sell or otherwise distribute any products substantially similar to the Products or that may compete with the Products within the Territory.

b)	During the term of this Agreement, the Supplier shall not, directly or through a third party, develop, manufacture, market, promote, sell or otherwise distribute the Products, or products substantially similar to the Products, within the Territory.

13	LIMITATION OF LIABILITY

a)	The Parties shall have no further liability than as described in this Agreement, irrespective of the legal basis of the claim. The Parties shall in no event be liable for any loss of profits, loss of business, loss of goodwill, loss of use, increased cost of working, damage resulting from late delivery or any special, indirect or consequential damages or losses arising out of or in connection with this Agreement. The limitations described herein shall not apply in case of gross negligence or willful misconduct of the Parties.

14	INTELLECTUAL PROPERTY RIGHTS

a)	All intellectual property rights, know-how and documentation regarding the Products belong to the Supplier or the manufacturer of the Products.

b)	Nothing in this Agreement shall entail a transfer to the Distributor of any of the Supplier’s or the manufacturer’s intellectual property rights or that the Distributor, in any way, assumes said intellectual property rights.

c)	During the term of the Agreement, the Supplier grants the Distributor a royalty-free, non-exclusive, license to use the Supplier’s trademarks listed In Appendix 1.1, limited to the right to use the Supplier’s trademarks within the Territory, for marketing, sale and distribution of the Products. The Distributor is expressly prohibited from registering any of the Supplier’s trademarks or similar trademarks, or other intellectual property rights, including registration of domain names. Should the Supplier wish for any trademarks to be registered, the Supplier shall register them at the Supplier’s own expense.

d)	The Distributor shall promptly notify the Supplier as soon as the Distributor (a) has any indication of, or discovers activity which might conceivably constitute, infringement or suspected infringement of the Supplier’s or the manufacturer’s intellectual property rights or (b) has any indication that the Products and/or marketing or sale of the Products are alleged to constitute infringement of third-party intellectual property rights.

e)	The Supplier or the manufacturer shall have the primary right to take legal action in the event of infringement of the Supplier’s or the manufacturer’s intellectual property rights respectively. Where the Supplier chooses to take action to protect or defend its intellectual property rights, the Distributor shall assist the Supplier to a reasonable extent. In the event that the Supplier chooses not to take any legal action against such infringements within six months from notice of the infringement, the Distributor shall be entitled to take legal action at its own expense and own reward.

15	FORCE MAJEURE

a)	A Party shall be relieved from liability for a failure to perform its obligations under this Agreement because of circumstances that impedes or significantly obstructs or delays the performance of the obligations. Such circumstances include but are not limited to a pandemic, war, terror attacks, labor conflict (even if a party does not participate in the conflict), fire, flood, or other circumstances of similar importance. If a Party wishes to invoke this force majeure disclaimer, it shall give written notice to the other Party when the force majeure event starts and ends respectively.

b)	If a force majeure event occurs on the Supplier’s side, meaning that the Products cannot be delivered, the Distributor shall be entitled to terminate the Agreement with immediate effect, provided that the Supplier’s performance is delayed or foreseen to be delayed by more than three consecutive months. In case of a force majeure event on the Distributor’s side, The Supplier shall have the right to temporarily suspend Delivery until the force majeure event ends. However, The Supplier shall have the right to terminate the Agreement with immediate effect If the Distributor’s performance Is, or can be expected to be, delayed by at least three months.

16	CONFIDENTIALITY

a)	Each Party undertakes not to disclose any information about the other Party’s confidential information to others. “Confidential information”, shall in this section 16.1 be understood as any information - technical, commercial or other (including but not limited to company information, business models, design, pricing, financial data, code, algorithms, technical solutions, etc.) - that a Party may have an interest in keeping secret, irrespective of whether the information has been documented or not, with the exception of information which is generally known prior to the time of the disclosure or which becomes generally known otherwise than by violation of this provision, or Information that a Party may prove that it has developed and accessed at its sole discretion even before the Party received such information from the other Party. The terms of this Agreement also constitute confidential information.

b)	Section 16.1 above, however, shall not prevent a Party from disclosing any such confidential information, which a Party is required to disclose according to law, judgment, authority decision or agreement with a stock exchange or other marketplace, or such confidential information that a Party must disclose in order to exercise its right vis-à-vis the other Party in a dispute. In such cases the Party shall, however, limit the spread of the confidential information to the furthest possible extent.

c)	Notwithstanding anything to the contrary above, the parties shall be entitled to disclose confidential information to their attorneys and other legal representatives, accountants, consultants, and other professionals, to the extent necessary to exercise their rights or perform their duties arising hereunder. The disclosing party shall ensure to his best ability that the recipient is obliged to treat the information with similar confidentiality as required under this Agreement.

d)	This confidentiality undertaking shall survive any termination of this Agreement and shall remain in force during a period of five years thereafter.

17	TERM

a)	This Agreement shall enter into force when duly signed by both Parties and shall remain in force during a period of three (3) years thereafter. Distributor has the option to extend this Agreement at the end of the initial three (3) year term for an additional three (3) years by giving the Supplier notice of its intention to do so at least six months prior to the expiration of the initial three (3) year term.

b)	In the event that the Distributor does not exercise the option referred to in this Clause 17a) then either Party may terminate this Agreement by giving the other Party notice of its intention to do so at least six (6) months prior to the expiration of the initial three (3) year term.

c)	In the event that the Distributor does not exercise the option referred to in this Clause 17a) or neither Party gives notice to terminate under Clause 17b) then this Agreement shall be automatically extended for consecutive one year periods unless notice of termination is given by either Party at least six months before the end of any such consecutive term.

d)	At the termination of the Agreement, the Distributor shall:

i.	discontinue any previously planned sales and marketing activities related to the Products;

ii.	cease all conduct which might cause anyone to believe that the Distributor is a reseller of the Products;

iii.	cooperate in the transfer to the Supplier of on-going sales processes towards redistributors and relations towards subcontractors; and

iv.	return or destroy all intellectual property, and other material, belonging to the Supplier, In accordance with the Supplier’s Instructions.

e)	If this Agreement is terminated or not renewed by the Distributor and should the Distributor, at the termination of the Agreement, still have unsold Products left in stock, or where Products are to be delivered to the Distributor, the Supplier shall have the right to repurchase such Products from the Distributor, at the same price as the Distributor originally paid for the Products, by giving written notice to the Distributor no later than two weeks from the date of the termination. Should Supplier make this election it shall be responsible for all costs associated with repurchase including without limitation transportation, import duties, export duties and any taxes. Should the Supplier choose not to invoke the repurchase right, the Distributor shall be allowed to market and sell all remaining Products for as long as they have a shelf life of no less than 12 months.

f)

If this Agreement is terminated or not renewed by the Supplier and should the Distributor, at the termination of the Agreement, still have unsold Products left in stock, or where Products are to be delivered to the Distributor, the Supplier shall have the option to repurchase such Products from the Distributor, at the same price as the Distributor originally paid for the Products. Supplier shall be responsible for all costs associated with repurchase including without limitation tranportation, import duties, export duties and any taxes. Should the Supplier choose not to invoke the repurchase right, the Distributor shall be allowed to market and sell all remaining Products for as long as they have a shelf life of no less than 12 months.

18	BREACH OF THE AGREEMENT AND PREMATURE TERMINATION

a)	Either Party may, in writing, terminate this Agreement with immediate effect in the event of the material breach of the Agreement by the other Party if:

i.	the breaching Party, after the receipt of a written notice of the breach of the Agreement, fails to remedy the breach within thirty (30) days of the receipt of the notice,

ii.	the breach cannot be remedied, or

iii.	if the breaching Party has repeatedly violated the Agreement, even if the Party has remedied the breach of the Agreement referred to in (a) above.

b)	In case of breach of the Agreement, the affected Party shall have the right to seek damages from the breaching Party for any direct damage that the breach of the Agreement has caused the affected Party.

c)	Each Party shall also have the right to terminate the Agreement, In writing, If the other Party can be considered as insolvent, bankrupt, liquidated or subject to composition.

d)	In addition to the above, the Supplier shall have the right to terminate the Agreement, subject to twelve months written notice, if manufacture of the Products are reasonably discontinued.

19	INDEMNIFICATION

a)	Each Party shall indemnify, defend, and hold harmless the other Party and its officers, directors, employees, and agents and their respective successors, heirs and assigns (collectively, Party Indemnitees), against any and all liability, damage, loss and expense, including reasonable attorneys’ fees and expenses of litigation, incurred by or imposed upon any of the Party Indemnitees in connection with any claims, suits, actions, demands or judgments (“Indemnifying Claims”) arising out of any theory of liability, including without limitation actions In the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis, arising out of or concerning the Party’s or its agents’ acts or omissions including but not restricted to the exploitation or sale of the Product and/or the manufacture of Product, the marketing, offering for sale and sale, use and/or promotion, importation and export of Product, except to the extent that any Indemnifying Claims are the result of the other Party’s gross negligence or willful misconduct.

20	COMMUNICATION

a)	An invocation or any other notice under this Agreement shall be in English and in writing to be valid.

b)	An invocation or any other notice shall be deemed to have reached the other Party, and others connected to this Agreement, when:

i.	if delivered by courier; on delivery,

ii.	two banking days after being handed for dispatching mail, if sent by registered post or such earlier date as the receiving Party according to the acknowledgement receipt received the letter, or

iii.	if sent by e-mail, and confirmed by the recipient; the date of the receipt.

c)	A Party shall be deemed to have the address listed in Appendix 19.3, provided nothing else has been communicated to the counterparty.

d)	All costs connected with respective Party’s fulfilment of its obligations under this Agreement shall be borne solely by such Party, including, but not limited to, registration fees, costs of translations connected to labelling and packaging of the products, transport costs and storage costs.

21	ASSIGNMENTS

a)	No Party may assign, pledge or otherwise encumber this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the other Party.

22	ENTIRE AGREEMENT

a)	The Parties confirm that this Agreement represents the entire understanding and constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, agent, employee or representative of either of the Parties.

23	AMENDMENTS

a)	This Agreement may only be amended, changed or modified by an instrument in writing duly executed by the Parties.

24	NO WAIVER

a)	The failure of a Party to insist on adherence to any term of this Agreement shall not be considered a waiver of any right, nor shall it deprive that Party of the right thereafter to insist on the adherence to that term or any other terms of the Agreement.

25	SUBSTITUTION

a)	If any provisions of this Agreement or the application of It shall be declared or deemed void, invalid or unenforceable In whole or In part for any reason, the remaining provisions of this Agreement shall continue In full force and effect. The Parties shall seek to amend such void, invalid or unenforceable provisions and thereby this Agreement in order to give effect to, so far as it is possible, the spirit of this Agreement and to achieve the purposes intended by the Parties.

26	GOVERNING LAW AND JURISDICTION

a)	This Agreement shall be governed by the laws of Sweden.

b)	Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by the courts of Sweden, with the district court of Gothenburg as the first instance.

27	EXECUTION

a)	This Agreement has been executed digitally and each Party has received a digital copy.

2026-09-03

CALMINO GROUP AB	lmmuron Limited

/s/ Tobias Kisker	/s/ Steven Lydeamore
Tobias Kisker, CEO	Steven Lydeamore, CEO

Appendix 1.1

1	Trademarks

PROIBS®

ProIBs®

AVH200®

2	Product

In the United States of America, PROIBS or ProIBS will be launched as dietary supplement

3	Price

Unit per order	10 000	20 000	30 000	50 000
ProlBS®, 10 portions/box
Protas®, 30 portions/box

The above prices are EXW, Hovelhof Germany

Appendix 1.2

THE TERRITORY

TERRlTORV

The Territory shall include the states and territories of the United States of America

Appendix 4.3

MINIMUM ORDER VOLUMES

ORDER VOLUMES

The following minimum order volumes shall apply:

Minimum order volume/product/year (12 months)	Year 1	Year 2	Year 3	Year4	Year 5 and Years 6 if applicable
ProIBS®, 10 sachets/box
ProIBS®, 30 sachets/box

Minimum order volumes are calculated based on the 30 sachets/box product. Minimum order volumes can be satisfied by substitution of an equivalent number of sachets, whereby three (3) boxes of 10 sachets/box shall be deemed equivalent to one (I) box of 30 sachets/box, or vice versa.

Year 1 commenced on 1 November, 2026.

Appendix 19.3

GENERAL INFORMATION

1	DISTRIBUTOR INFORMATION

Unit 10, 25-37 Chapman Street, Blackburn North, VIC 3130, Australia Level 3, 62 Lygon Street,

Carlton, VIC 3053, Australia

[Vat no.]: NA

Send all invoices to imc@lightyear.cloud. Correspondence should be addressed to immuron@payables.com.au

2	SUPPLIER INFORMATION

Calmino group AB
Sahlgrenska Science Park
Medicinaregatan 8A

413 46 Gothenburg
SWEDENSE556638982001

Tobias Kisker
tobias.kisker@calmino.com

+4631407250

When placing orders: order@calmino.com